                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   x       Form 40-F
                             -----               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                   Yes                 No   x
                       -----              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-
                                                 ---------------

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[Translation]


                                                                   June 6, 2003

To:  Each of the Parties Concerned

                                          Name of the Company:              Ito-Yokado Co., Ltd.
                                          Address of Head Office:           1-4, Shiba Koen 4-chome,
                                                                            Minato-ku, Tokyo
                                          Name of Representative
                                          of the Company:                   Sakae Isaka
                                                                            President and Representative
                                                                            Director
                                          (Securities Code No. 8264, the First Section of the Tokyo
                                          Stock Exchange)
                                          Addressee to Contact:             Shiro Ozeki
                                                                            Director of Finance Division
                                                                            Tel: 03-3459-2783 (direct)


            NOTICE OF PURCHASE OF THE COMPANY'S SHARES IN THE MARKET
    (SHARE BUYBACK PURSUANT TO ARTICLE 210 OF THE COMMERCIAL CODE OF JAPAN)

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that the Company acquired its own shares as follows, in accordance with Article 210 of the Commercial Code.


                                   Particulars

 (1) Type of shares:                                 Shares of common stock of the Company
 (2) Period of purchase:                             From May 26, 2003 to June 6, 2003
 (3) Number of shares purchased:                     3,000,000 shares
 (4) Purchase costs:                                 8,828,325,000 yen
 (5) Method of repurchase:                           Purchases through trading on the Tokyo Stock Exchange

(Reference)
Resolution at the 45th Ordinary General Meeting of Shareholders held on May 22, 2003

  Type of shares to be acquired:           Shares of common stock of the Company
  Maximum number of shares to be acquired: 8 million shares
  Maximum amount of purchase costs:        30 billion yen

Total number and costs of its own shares acquired from May 22, 2003 on which an authorization was granted at the Ordinary General Meeting of Shareholders to June 6, 2003

  Total number of shares acquired:         3,000,000 shares
  Total purchase costs:                    8,828,325,000 yen

                                                                         - End -
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            ITO-YOKADO CO., LTD.
                                            (Registrant)

June 6, 2003



                                             By: /s/ Noritoshi Murata
                                                 -------------------------------
                                                 Senior Managing Director
                                                 and Chief Financial Officer